UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Not for distribution in the United States, Japan or any other jurisdiction where the distribution of this information is restricted by law.

ABENGOA, S.A.

FORM 6-K

24 February 2015

ABENGOA, S.A. (“Abengoa” or the “Company”), pursuant to article 82 of Law on Securities Market hereby notifies the following

Relevant Fact

I.                                        The Board of Directors of the Company, on the basis of the authorisation granted by the seventh resolution of the General Meeting passed on 6 April 2014, has approved an issue of senior unsecured exchangeable notes (the “Notes”) exchangeable into existing ordinary shares of Abengoa Yield plc (the “Abengoa Yield”), a company whose shares are listed on the NASDAQ Global Select Market (the “Offering”).

The Board of Directors of the Company has set out the main terms of the Offering. However, certain terms and conditions of the Notes (the “Terms and Conditions”), remain outstanding until the bookbuilding process has been completed by the Managers.

II.                                   The principal Terms and Conditions of the Offering are the following:

(a)                       The size of the Offering will be approximately USD 300 million. The size of the Offering will be determined after the bookbuilding process, and will depend on the final terms of the Notes, including the coupon and the exchange premium.

(b)                       The Offering will be coordinated by Citigroup Global Markets Limited, BofA Merrill Lynch (the “Global Coordinators and Joint Bookrunners”), HSBC Bank plc and Morgan Stanley (the “Joint Bookrunners” and together with the Global Coordinators and Joint Bookrunners, the “Managers”) and will be addressed to qualified investors (subject to applicable jurisdictional restrictions).

(c)                        The Notes will be issued at 100% of the principal amount. The principal amount of each Note will be USD 200,000.

(d)                       The Notes will accrue a fixed coupon per annum, payable semi-annually in arrear which will be finally determined by the Company once the bookbuilding process by the Managers has been completed.

(e)                        The Notes have a tenor of two (2) years from the Closing Date (the “Final Maturity Date”).

Upon the Final Maturity Date, any Notes not previously acquired, cancelled, redeemed or exchanged will be redeemed at their principal amount on the Final Maturity Date.

Upon redemption on the Final Maturity Date, the Company may elect to deliver the pro rata share of the Exchange Property (or a combination of such Exchange Property and cash) in lieu of redeeming the relevant Notes fully in cash, as described in the Terms and Conditions.

(f)                         The Notes will be voluntarily exchangeable into shares of Abengoa Yield from the period commencing on 180 days after Closing Date as set out in the Terms and Conditions, subject to cash payment in certain circumstances. The exchange property will comprise approximately 7,200,000 shares of Abengoa Yield (the “Exchange Property”).

(g)                        The initial exchange price will be fixed at pricing taking into account: (i) the closing price of the Abengoa Yield shares on the NASDAQ Global Select Market on the day of pricing; and (ii) an exchange premium to be set out by agreement between the Company and the Managers in accordance with the outcome of the bookbuilding process.

(h)                       The Terms and Conditions of the Notes will be governed by English law and an application will be made to list the Notes on the Third Market (MTF) of the Vienna Stock Exchange.

(i)                           The subscription and settlement of the Notes will take place on the closing date (the “Closing Date”), tentatively expected to be 5 March 2015, provided the conditions precedent established in the subscription agreement in respect of the Notes (the “Subscription Agreement”) are met.

III.                              The bookbuilding of the Issue by the Managers will commence upon publication of this relevant fact and is expected to end on 26 February 2015, the date on which the final Terms and Conditions of the Offering will be determined and the Subscription Agreement will be signed. A relevant fact notice will be published reporting both events.

IV.                               The Company will undertake in the Subscription Agreement to a lock-up commitment from the date of the Subscription Agreement until 90 days after the Closing Date pursuant to which it will undertake not to carry out any offer or sale of shares of Abengoa Yield or any other securities exchangeable for shares of Abengoa Yield, subject to certain exceptions, provided that the Company may, on or after April 16, 2015, dispose of up to 1,600,000 shares of Abengoa Yield. Likewise, Abengoa Yield plc will undertake a lock-up commitment in relation to shares of Abengoa Yield or any other securities convertible or exchangeable for shares of Abengoa Yield, for a period of 60 days after the Closing Date. Waivers have been granted in connection with the Company’s January 2015 sale of certain Abengoa Yield shares to permit the Offering to proceed.

Important notice

The information contained herein is not for publication or distribution, directly or indirectly, in the United States, Japan or any other Jurisdiction where the distribution of such information is restricted by Law, and does not constitute an offer to sell, or solicitation of an offer to buy, securities in the United States, Japan or any other Jurisdiction in which it is unlawful to make such offer or solicitation.

The securities referred to herein have not been registered under the U.S. Securities Act of 1933, as amended. The Securities may not be offered or sold in the United States or to U.S. persons within the meaning of Regulation S under the U.S. Securities Act, as amended, absent registration or an exemption from registration under such Act, or in any other Jurisdiction other than in compliance with the Laws of that Jurisdiction. There is no intention to conduct public offering of securities in the United States.

The managers are acting on behalf of the Company and no one else in connection with the Notes and will not be responsible to any other person for providing the protections afforded to clients of the managers or for providing advice in relation to the Notes.

This notice and any other documents or materials relating to the issue of the Notes is for distribution within the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (the “FSMA”) (Financial promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within article 49(2)(a) to (d) (“High Net Worth Companies, Unincorporated Associations, etc.”) of the Financial Promotion Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the Notes is directed only at relevant persons who are not relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this notice and any other documents or materials relating to the issue of the Notes relates is available only to relevant persons and will be engaged in only with relevant persons.

In connection with the offering, Citigroup Global Markets Limited (the “Stabilizing Manager”), or persons acting on its behalf, may over.-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on its behalf) will undertake stabilization action. Any stabilization action may begin on or offer the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes. Any stabilization action or over-allotment must be conducted by the Stabilization Manager (or persons acting on its behalf) in accordance with all applicable laws and rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: February 24, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary